Offering Memorandum: Part II of Offering Document (Exhibit A to Form C)

Mamie's Pies, Inc.
203 Auburn Street
San Rafael, CA 94901
www.mamiespies.com

Up to $1,070,000.00 in Common Stock at $5.00
Minimum Target Amount: $10,000.00

Company:

Company: Mamie's Pies, Inc.
Address: 203 Auburn Street, San Rafael, CA 94901
State of Incorporation: DE
Date Incorporated: February 10, 2020

Terms:

Equity

Offering Minimum: $10,000.00 | 2,000 shares of Common Stock
Offering Maximum: $1,070,000.00 | 214,000 shares of Common Stock
Type of Security Offered: Common Stock
Purchase Price of Security Offered: $5.00
Minimum Investment Amount (per investor): $225.00

Maximum Number of Shares Offered subject to adjustment for bonus shares. See bonus information below.

Anti Dilution

Existing shareholders in the Company currently hold contractual rights with anti-dilution protection which allow them to maintain a 5% ownership stake until certain events take place. Following the closing of this offering, these investors will be granted additional shares to maintain their 5% ownership stake, resulting in dilution to investors in this offering. Please the the Dilution section of the Offering Document for additional information.

Voting Proxy.

Each Subscriber shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration

statement under the Securities Exchange Act of 1934 covering the Common Stock.

Investments Incentives & Perks*

Time-Based:

Friends and Family Early Birds

Invest within the first 48 hours and receive an additional 20% bonus shares

Super Early Bird Bonus

Invest within the first week and receive an additional 15% bonus shares

Early Bird Bonus

Invest within the first two weeks and receive an additional 10% bonus shares

Amount-Based:

$500+

Free pies + 15% off for life

Invest $500+ and receive a 12 pack of Mamies Pies + 15% lifetime discount

$1,000+

Free pies + 20% off for life

Invest $1,000+ and receive a 12 pack of Mamies Pies + 20% lifetime discount

$1,500+

Free pies + 25% off for life

Invest $1,500+ and receive a 12 pack of Mamies Pies + 25% lifetime discount

$3,000+

Yearly pie subscription + founder phone call

Invest $3,000+ and receive a 12 pack of Mamies Pies, a call with our founder, 25% lifetime discount, and our twice per year pie subscription

$10,000+

Founder dinner + 5% bonus shares

Invest $10,000+ and receive a private dinner with our founder. Kara will even come to you and bake you pies. Includes 5% bonus shares, a 12 pack of Mamies Pies, 25% lifetime discount, and our four times per year pie subscription

$20,000+

Founder dinner + 10% bonus shares

Invest $10,000+ and receive a private dinner with our founder. Kara will even come to you and bake you pies. Includes 10% bonus shares, a 12 pack of Mamies Pies, 25% lifetime discount, and our four times per year pie subscription

*Founder dinners must be based in the US and are limited to the investor and one guest.

All bonuses and perks occur after the offering is completed.

<u>**The 10% Bonus for StartEngine Shareholders**</u>

Mamie's Pies, Inc. will offer 10% additional bonus shares for all investments that are committed by investors that are eligible for the StartEngine Crowdfunding Inc. OWNer's bonus.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 100 shares of Common Stock at $5.00 per share, you will receive 110 shares of Common Stock, meaning you'll own 110 shares for $500.00. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid during the investors eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are either cancelled or fail.

Investors will only receive a single bonus, which will be the highest bonus rate they are eligible for.

The Company and its Business

Company Overview

Mamie's Pies, Inc. makes, markets and sells frozen/unbaked all-natural, fruit filed hand-held pocket pies.

Using simple all natural ingredients and no preservatives, Mamie's pocket pies are frozen, unbaked and go freezer to oven, air fry or deep fry. Mamie's flavors include the sweet and tart McIntosh apple, Wild Maine blueberry, tart Michigan Cherry, sweet strawberry and New England pumpkin with molasses and brown sugar. Each pocket pie is surrounded by Mamie's signature flaky crust that compliments the fruit forward fillings. We are Oprah's Favorite and have sold 1mm pies on QVC and through e-commerce.

In the past three years, we have grown from $50K to $1.1mm in gross revenue. We rolled out retail grocery in the 4th quarter of 2019 with over 800 stores.

Competitors and Industry

We believe there are no products on the market exactly like ours and that we are unique. However, our closest competitors would be the pre-made, preservative-filled products from companies like Sara Lee and Bimbo.

The global frozen dessert market size was valued at USD 93.7 billion in 2018 and is expected to expand at a CAGR of 5.4% over the forecast period. This data was provided by the *Frozen Dessert Market Size, Share & Trends Analysis Report By Distribution Channel, By Product (Confectionaries & Candies, Ice Cream, Frozen Yogurt), By Region, And Segment Forecasts, 2019 - 2025 at Www.grandviewresearch.com.*

Increasing demand for frozen dessert products across the globe owing to change in consumer tastes and health consciousness is one of the major reasons for the market growth. Moreover, increasing disposable income, along with introduction of various products in the dessert segment to cater to the choices of vast group of consumers, is driving the market.

Current Stage and Roadmap

Mamie's currently has multiple products available for sale through our e-commerce platform, QVC, online retailers and grocery retailers. We are still very much a start-up, despite the fantastic growth.

We have used QVC as a platform to test and market our ideas, to enormous success with our founder Kara having appeared over 40 times in the last 20 months.

Our future roadmap includes focusing on meeting our goals with our grocery store retail partners, focusing on developing our e-commerce and parntering with other food sellers. Our e-commerce is growing, with our subscription service starting to gain traction and more and more online retailers choosing to partner with us. We continue to grow in e-commerce and have established a "plug-and-play" e-commerce platform. We are partnering with various fine food sellers including Stonewall Kitchen, Macy's and more.

The Team

Officers and Directors

Name: Kara Romanik

Kara Romanik's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** Founder and CEO
  Dates of Service: April 16, 2016 - Present
  Responsibilities: Kara oversees the daily operation of Mamie's Pies as specifically spearheads all of the company's sales and marketing functions. Kara received a salary of $41,000 in 2019.

Name: Peter J. Scherr, Esq.

Peter J. Scherr, Esq.'s current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** General Counsel and Chief Operating Officer
  Dates of Service: June 01, 2017 - Present
  Responsibilities: Peter oversees all operations of Mamie's Pies including product production, transportation, finances and legal. Peter has not received compensation other than an equity grant.

Other business experience in the past three years:

- **Employer:** D'Andre, Peterson, Bobus & Rosenberg
  Title: Attorney
  Dates of Service: November 01, 2014 - June 01, 2017
  Responsibilities: Attorney for law firm representing self-insured self-administering employers, third party administrators and insurance companies in all areas and levels of workers' compensation claims before the Worker's Compensation Appeals Board of the State of California.

Risk Factors

The SEC requires the company to identify risks that are specific to its business and its financial condition. The company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently more risky than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

These are the risks that relate to the Company:

Uncertain Risk
An investment in the Company (also referred to as "we", "us", "our", or "Company") involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any of the Regulation

CF Shares should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company should consider all of the information provided to such potential investor regarding the Company as well as the following risk factors, in addition to the other information listed in the Company's Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial and other risks inherent in the investment in the Company. Other risk factors of course include the typical vagaries of food products. Most relevant to Mamie's would be food safety risks. To address that we work with a production partner who maintains the highest level of food safety certification, SQF3.

Our business projections are only projections

There can be no assurance that the Company will meet our projections. There can be no assurance that the Company will be able to find sufficient demand for our product, that people think it's a better option than a competing product, or that we will able to provide the service at a level that allows the Company to make a profit and still attract business.

Any valuation at this stage is difficult to assess

The valuation for the offering was established by the Company. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment.

The transferability of the Securities you are buying is limited

Any Share purchased through this crowdfunding campaign is subject to SEC limitations of transfer. This means that the stock/note that you purchase cannot be resold for a period of one year. The exception to this rule is if you are transferring the stock back to the Company, to an "accredited investor," as part of an offering registered with the Commission, to a member of your family, trust created for the benefit of your family, or in connection with your death or divorce.

Your investment could be illiquid for a long time

You should be prepared to hold this investment for several years or longer. For the 12 months following your investment there will be restrictions on how you can resell the securities you receive. More importantly, there is no established market for these securities and there may never be one. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. The Company may be acquired by an existing player in the food industry. However, that may never happen or it may happen at a price that results in you losing money on this investment.

If the Company cannot raise sufficient funds it will not succeed

The Company, is offering Shares in the amount of up to $1,070,000.00 in this offering, and may close on any investments that are made. Even if the maximum amount is raised, the Company is likely to need additional funds in the future in order to grow, and if it cannot raise those funds for whatever reason, including reasons relating to the Company itself or the broader economy, it may not survive. If the Company

manages to raise only the minimum amount of funds, sought, it will have to find other sources of funding for some of the plans outlined in "Use of Proceeds."

We may not have enough capital as needed and may be required to raise more capital. We anticipate needing access to credit in order to support our working capital requirements as we grow. Although interest rates are low, it is still a difficult environment for obtaining credit on favorable terms. If we cannot obtain credit when we need it, we could be forced to raise additional equity capital, modify our growth plans, or take some other action. Issuing more equity may require bringing on additional investors. Securing these additional investors could require pricing our equity below its current price. If so, your investment could lose value as a result of this additional dilution. In addition, even if the equity is not priced lower, your ownership percentage would be decreased with the addition of more investors. If we are unable to find additional investors willing to provide capital, then it is possible that we will choose to cease our sales activity. In that case, the only asset remaining to generate a return on your investment could be our intellectual property. Even if we are not forced to cease our sales activity, the unavailability of credit could result in the Company performing below expectations, which could adversely impact the value of your investment.

Terms of subsequent financings may adversely impact your investment
We will likely need to engage in common equity, debt, or preferred stock financings in the future, which may reduce the value of your investment in the Common Stock. Interest on debt securities could increase costs and negatively impact operating results. Preferred stock could be issued in series from time to time with such designation, rights, preferences, and limitations as needed to raise capital. The terms of preferred stock could be more advantageous to those investors than to the holders of Common Stock. In addition, if we need to raise more equity capital from the sale of Common Stock, institutional or other investors may negotiate terms that are likely to be more favorable than the terms of your investment, and possibly a lower purchase price per share.

Management Discretion as to Use of Proceeds
Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this Offering. The use of proceeds described below is an estimate based on our current business plan. We, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so.

Projections: Forward Looking Information
Any projections or forward looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's best estimate of the probable results of our operations and will not have been reviewed by our independent accountants. These projections will be based on assumptions which management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's

control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed.

Some of our products are still in prototype phase and might never be operational products

It is possible that there may never be an operational product or that the product may never be used to engage in transactions. It is possible that the failure to release the product is the result of a change in business model upon the Company's making a determination that the business model, or some other factor, will not be in the best interest of the Company and its stockholders.

Developing new products and technologies entails significant risks and uncertainties

We are currently in the research and development stage and have only manufactured a prototype for some of our future product ideas. Delays or cost overruns in the development of our future pie-oriented products and failure of the product to meet our performance estimates may be caused by, among other things, unanticipated technological hurdles, difficulties in manufacturing, changes to design and regulatory hurdles. Any of these events could materially and adversely affect our operating performance and results of operations.

Minority Holder; Securities with Voting Rights

The Shares that an investor is buying has voting rights attached to them. However, you will be part of the minority shareholders of the Company and have agreed to appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as your voting proxy. You are trusting in management discretion in making good business decisions that will grow your investments. Furthermore, in the event of a liquidation of our company, you will only be paid out if there is any cash remaining after all of the creditors of our company have been paid out.

You are trusting that management will make the best decision for the company

You are trusting in management discretion. You are buying securities as a minority holder, and therefore must trust the management of the Company to make good business decisions that grow your investment.

Insufficient Funds

The company might not sell enough securities in this offering to meet its operating needs and fulfill its plans, in which case it will cease operating and you will get nothing. Even if we sell all the common stock we are offering now, the Company will (possibly) need to raise more funds in the future, and if it can't get them, we will fail. Even if we do make a successful offering in the future, the terms of that offering might result in your investment in the company being worth less, because later investors might get better terms.

This offering involves "rolling closings," which may mean that earlier investors may not have the benefit of information that later investors have.

Once we meet our target amount for this offering, we may request that StartEngine instruct the escrow agent to disburse offering funds to us. At that point, investors whose subscription agreements have been accepted will become our investors. All

early-stage companies are subject to a number of risks and uncertainties, and it is not uncommon for material changes to be made to the offering terms, or to companies' businesses, plans or prospects, sometimes on short notice. When such changes happen during the course of an offering, we must file an amended to our Form C with the SEC, and investors whose subscriptions have not yet been accepted will have the right to withdraw their subscriptions and get their money back. Investors whose subscriptions have already been accepted, however, will already be our investors and will have no such right.

Our new product could fail to achieve the sales projections we expected

Our growth projections are based on an assumption that with an increased advertising and marketing budget our products will be able to gain traction in the marketplace at a faster rate than our current products have. It is possible that our new products will fail to gain market acceptance for any number of reasons. If the new products fail to achieve significant sales and acceptance in the marketplace, this could materially and adversely impact the value of your investment.

We face significant market competition

We will compete with larger, established companies who currently have products on the market and/or various respective product development programs. They may have much better financial means and marketing/sales and human resources than us. They may succeed in developing and marketing competing equivalent products earlier than us, or superior products than those developed by us. There can be no assurance that competitors will render our technology or products obsolete or that the products developed by us will be preferred to any existing or newly developed technologies. It should further be assumed that competition will intensify.

We are an early stage company and have not yet generated any profits

Mamie's Pies was formed on April 29, 2016. Accordingly, the Company has a limited history upon which an evaluation of its performance and future prospects can be made. Our current and proposed operations are subject to all business risks associated with new enterprises. These include likely fluctuations in operating results as the Company reacts to developments in its market, managing its growth and the entry of competitors into the market. We will only be able to pay dividends on any shares once our directors determine that we are financially able to do so. Mamie's Pies has incurred a net loss and has had limited revenues generated since inception. There is no assurance that we will be profitable in the next 3 years or generate sufficient revenues to pay dividends to the holders of the shares.

Our trademarks, copyrights and other intellectual property could be unenforceable or ineffective

Intellectual property is a complex field of law in which few things are certain. It is possible that competitors will be able to design around our intellectual property, find prior art to invalidate it, or render the patents unenforceable through some other mechanism. If competitors are able to bypass our trademark and copyright protection without obtaining a sublicense, it is likely that the Company's value will be materially and adversely impacted. This could also impair the Company's ability to compete in

the marketplace. Moreover, if our trademarks and copyrights are deemed unenforceable, the Company will almost certainly lose any potential revenue it might be able to raise by entering into sublicenses. This would cut off a significant potential revenue stream for the Company.

The cost of enforcing our trademarks and copyrights could prevent us from enforcing them

Trademark and copyright litigation has become extremely expensive. Even if we believe that a competitor is infringing on one or more of our trademarks or copyrights, we might choose not to file suit because we lack the cash to successfully prosecute a multi-year litigation with an uncertain outcome; or because we believe that the cost of enforcing our trademark(s) or copyright(s) outweighs the value of winning the suit in light of the risks and consequences of losing it; or for some other reason. Choosing not to enforce our trademark(s) or copyright(s) could have adverse consequences for the Company, including undermining the credibility of our intellectual property, reducing our ability to enter into sublicenses, and weakening our attempts to prevent competitors from entering the market. As a result, if we are unable to enforce our trademark(s) or copyright(s) because of the cost of enforcement, your investment in the Company could be significantly and adversely affected.

The loss of one or more of our key personnel, or our failure to attract and retain other highly qualified personnel in the future, could harm our business

To be successful, the Company requires capable people to run its day to day operations. As the Company grows, it will need to attract and hire additional employees in sales, marketing, design, development, operations, finance, legal, human resources and other areas. Depending on the economic environment and the Company's performance, we may not be able to locate or attract qualified individuals for such positions when we need them. We may also make hiring mistakes, which can be costly in terms of resources spent in recruiting, hiring and investing in the incorrect individual and in the time delay in locating the right employee fit. If we are unable to attract, hire and retain the right talent or make too many hiring mistakes, it is likely our business will suffer from not having the right employees in the right positions at the right time. This would likely adversely impact the value of your investment.

We rely on third parties to provide services essential to the success of our business

We rely on third parties to provide a variety of essential business functions for us, including manufacturing, shipping, accounting, legal work, public relations, advertising, retailing, and distribution. It is possible that some of these third parties will fail to perform their services or will perform them in an unacceptable manner. It is possible that we will experience delays, defects, errors, or other problems with their work that will materially impact our operations and we may have little or no recourse to recover damages for these losses. A disruption in these key or other suppliers' operations could materially and adversely affect our business. As a result, your investment could be adversely impacted by our reliance on third parties and their performance.

Anti-Dilution

Existing shareholders in the Company currently hold contractual rights with anti-dilution protection which allow them to maintain a 5% ownership stake until certain events take place. Following the closing of this offering, these investors will be granted additional shares to maintain their 5% ownership stake, resulting in dilution to investors in this offering. Please the the Dilution section of the Offering Document for additional information.

Production

We currently use one co-packer to produce our products. Should they become unable to run production for us, it may take several month or longer to find a new means of production. As such, should production stop by our current provider, we may have to suspend operations pending a replacment

Ownership and Capital Structure; Rights of the Securities

Ownership

The following table sets forth information regarding beneficial ownership of the company's holders of 20% or more of any class of voting securities as of the date of this Offering Statement filing.

Stockholder Name	Number of Securities Owned	Type of Security Owned	Percentage
Kara Romanik	760,310	Common Stock	60.82

The Company's Securities

The Company has authorized equity stock. As part of the Regulation Crowdfunding raise, the Company will be offering up to 214,000 of Common Stock.

Common Stock

The amount of security authorized is 2,500,000 with a total of 1,250,002 outstanding.

Voting Rights

One vote per for each share of stock. Each share sold in this offering will grant its vote to the CEO or successor by proxy.

Material Rights

Voting Rights of Securities sold in this Offering

Voting Proxy. Each Subscriber shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

Anti-Dilution rights of existhing shareholders

Until such time as the Company receives Equity Investments of $4,000,000 in the aggregate, in the event that the Company issues additional equity, then the Company shall issue such additional equity of the same class to existing shareholders such that the total of shares shall equal 5% of all shares, including Excluded Securities (as defined in the company's former Operating Agreement) outstanding. In the event such additional shares are granted during the term of the agreement, such shares shall be subject to forfeiture, pro rata, based on the number of days left for vesting of the shares, and allocated equally among the remaining vesting dates. This provision shall also terminate upon an Initial Public Offering of the Company or a Change of Control.

What it means to be a minority holder

As a minority holder of Shares of the company, you will have limited rights in regards to the corporate actions of the company, including additional issuances of securities, company repurchases of securities, a sale of the company or its significant assets, or company transactions with related parties. Further, investors in this offering may have rights less than those of other investors, and will have limited influence on the corporate actions of the company.

Dilution

Until such time as the Company receives Equity Investments of $4,000,000 in the aggregate, in the event that the Company issues additional equity, then the Company shall issue such additional equity of the same class to existing shareholders such that the total of shares shall equal 5% of all shares, including Excluded Securities (as defined in the company's former Operating Agreement) outstanding. In the event such additional shares are granted during the term of the agreement, such shares shall be subject to forfeiture, pro rata, based on the number of days left for vesting of the shares, and allocated equally among the remaining vesting dates. This provision shall also terminate upon an Initial Public Offering of the Company or a Change of Control. This will result in dilution to investors in the offering immediatly following the closing of this offering, as additional shares will be issued to these shareholders to equal 5% of all shares outstanding.

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the company issuing additional shares. In other words, when the company issues more shares, the percentage of the company that you own will go down, even though the value of the company may go up. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round, angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock.

If the company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the

total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the company offers dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

Transferability of securities

For a year, the securities can only be resold:

- In an IPO;

- To the company;

- To an accredited investor; and

- To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

Recent Offerings of Securities

We have made the following issuances of securities within the last three years:

- **Name:** Common Stock
  Type of security sold: Equity
  Final amount sold: $476,740.00
  Number of Securities Sold: 11,918
  Use of proceeds: Operations, sales, marketing.
  Date: February 04, 2020
  Offering exemption relied upon: Rule 504

- **Name:** Common Stock
  Type of security sold: Equity
  Final amount sold: $0.00
  Number of Securities Sold: 102,433
  Use of proceeds: Equity grants for founder, advisors and portion of services agreements.
  Date: June 30, 2019
  Offering exemption relied upon: Rule 504

Financial Condition and Results of Operations

Financial Condition

You should read the following discussion and analysis of our financial condition and results of our operations together with our financial statements and related notes

appearing at the end of this Offering Memorandum. This discussion contains forward-looking statements reflecting our current expectations that involve risks and uncertainties. Actual results and the timing of events may differ materially from those contained in these forward-looking statements due to a number of factors, including those discussed in the section entitled "Risk Factors" and elsewhere in this Offering Memorandum.

Results of Operations

Circumstances which led to the performance of financial statements:

The company's sales went from $85,765 in 2017 to $549,924 in 2018 and $1.039,537 in

2019. Cost of goods sold increased accordingly from $122,771 in 2017 to $258,518 in 2018 and $815,257 in 2019. The drastic increase in sales in 2019 was because the company's QVC sales doubled in 2019 and the company added new customers and distribution channels in 2019 further increasing their revenues. Additionally their sales increased through their advertising and marketing strategies, repeated customers and mouth to mouth. The company's cost of goods sold in 2019 was 78% of sales, which was an increase from 2018 when it was 47% of sales. The company has significantly increased its base in 2019 and is working on strategies to continue to decrease its cost of goods sold and increase its gross margins. The company's net loss increased from $45,428 in 2018 to $627,511 in 2019.

Historical results and cash flows:

Company's management believes that growing its volume will allow the company to secure better pricing from production to shipping, as well as leverage economies of scale. For example, currently, if the company ships one or two pallets, the cost can be $.10 per pie; shipping 20 pallets brings that cost down to $.01 per pie.

Management believes that the company's prospects will be able to increase its volumes and

decrease the costs of goods sold. The company's sales/brokerage partner is projecting its product to be available in 3000-5000 stores by the end of this year. As noted above, the growth in volume will support better margins.

In sum, historical results and cash flows are representative of the prior growth we have achieved in our business and investors can expect a continued effort in the future to continue to grow. The company's great competitive advantage lies in the fact that there is no competition. There is not a single product out there in the market that comes close to theirs, in all areas: taste, size, being "clean", stable, and flexible in uses.

Liquidity and Capital Resources

What capital resources are currently available to the Company? (Cash on hand,

existing lines of credit, shareholder loans, etc...)

As of today, April 23, 2020, cash on hand is in the amount of $8,473.

The company holds a Discover credit card that has an outstanding balance as of today April 23, 2020 in the amount of $10,667.

The company has a line of credit with Redwood Credit Union, LLC in the amount of $100,000

that has an outstanding balance of $99,911 as of today, April 23, 2020.

The company's members also invest money in the company from time to time when needed to help the company's operations.

The company has an outstanding loan in the amount of $236,180 from Peters Scherr as of today, an outstanding loan in the amount of $25,000 from William Bury's, an outstanding loan from Peter Sherr's wife in the amount of $10,000 and an outstanding loan in the amount of $12,428 from Copernicus.

How do the funds of this campaign factor into your financial resources? (Are these funds critical to your company operations? Or do you have other funds or capital resources available?)

Currently, the campaign funds will be critical to the growth of Mamie's Pies. We would be able to continue with "friends and family" funding as well as securing a working line of credit. Our current growth has been so quick and substantial, that to continue on this trajectory will require an injection of funds.

Are the funds from this campaign necessary to the viability of the company? (Of the total funds that your company has, how much of that will be made up of funds raised from the crowdfunding campaign?)

The crowdfunding campaign funds are not necessary for the continued viability of Mamie's Pies. In fact, our current business in eCommerce and QVC would support the business, but with much slower growth. We have over $137,869 of inventory ready to deploy and the percentage contribution to the business from the raise depends on how much is raised.

How long will you be able to operate the company if you raise your minimum? What expenses is this estimate based on?

If we raise the minimum, we believe we would be able to run the company indefinitely, foregoing the rapid growth we are seeing now. This is based on the premise that we would focus more on local grocery and foodservice and forego the added expense of our current programs for national retail growth.

How long will you be able to operate the company if you raise your maximum funding goal?

With a maximum raise, we believe that we will have at least an 18-month runway for the growth we are currently supporting. That being said, with the anticipated growth, we believe that our margins will improve as well as creating much greater efficiencies based on sales velocity and volume.

Are there any additional future sources of capital available to your company? (Required capital contributions, lines of credit, contemplated future capital raises, etc...)

We will be enhancing our relationship with our current bank and securing a working line of credit. Additional funds will most certainly be raised or borrowed as our business grows on an as needed basis.

Indebtedness

- **Creditor:** Peter Scherr
  Amount Owed: $236,180.00
  Interest Rate: 0.0%
  From year to year, the company has received several advances/loans from Peter Scherr, a member and a company's officer. No interest rate or maturity has been set for these loans. As of today, February 18, 2020, the outstanding balance of this loan is $236,180

- **Creditor:** Copernicus Fund LLC
  Amount Owed: $12,428.00
  Interest Rate: 10.0%
  Maturity Date: May 31, 2020
  As of June 1, 2017, the company entered a promissory note agreement with Copernicus Fund LLC, in the amount of $19,051.69. The loan carries an interest rate of 10% and matures on 5/31/2020, but can be extended. As of today, the outstanding balance of this loan is $12,428.00. The loan is in the name of the company's CEO Kara Marie Romanik.

- **Creditor:** Stephanie Cooper Sherr
  Amount Owed: $10,000.00
  Interest Rate: 2.0%
  Maturity Date: June 14, 2029
  On June 14, 2018, the company entered a loan agreement with Stephanie Cooper Sherr, a related party in the amount of $10,000. The loan carries an interest rate of 2% and matures on June 14, 2029. As of today, February 18, 2020, the

outstanding balance of this note is $10,000.

- **Creditor:** William Burry
  Amount Owed: $25,000.00
  Interest Rate: 0.0%
  In 2016, the company received a balloon loan in the amount of $25,000 from William Burry. The loan has no interest rate and no due date and will be repaid when the company is able to pay. As of today, February 18, 2020, the outstanding balance of this loan is $25,000.

- **Creditor:** Lori K. Tokutomi Association
  Amount Owed: $25,000.00
  Interest Rate: 0.0%
  During 2018, the company received a loan in the amount of $25,000 from Lori K. Tokutomi association. No terms were set for this loan. As of today, February 18, 2020, this loan was converted to equity in 2019.

- **Creditor:** Redwood Credit Union, LLC
  Amount Owed: $100,000.00
  Interest Rate: 3.0%
  On October 3, 2019 the company entered into a Credit line agreement with Redwood Credit Union, LLC in the amount of $100,000 for financing of business purposes. The line of credit has an interest rate of 3%. As of today, February 18, 2020, the outstanding balance on this line of credit was in the amount of $93,300.

Related Party Transactions

- **Name of Entity:** Peter Scherr
  Relationship to Company: Officer
  Nature / amount of interest in the transaction: No interest rate or maturity has been set for these loans. As of today, February 18, 2020, the outstanding balance of this loan is $185,000.
  Material Terms: From year to year, the company has received several advances/loans from Peter's Scherr, a member and a company's officer. No interest rate or maturity has been set for these loans.As of today, February 18, 2020, the outstanding balance of this loan is $185,000.

- **Name of Entity:** Stephanie Cooper Scherr
  Relationship to Company: Wife of Peter Scherr, an Officer of Mamie's Pies, Inc.
  Nature / amount of interest in the transaction: On June 14, 2018, the company entered a loan agreement with Stephanie Cooper Sherr, a related party in the amount of $10,000. The loan carries an interest rate of 2% and matures on June 14, 2029.
  Material Terms: On June 14, 2018, the company entered a loan agreement with

Stephanie Cooper Sherr, a related party in the amount of $10,000. The loan carries an interest rate of 2% and matures on June 14, 2029. As of today, February 18, 2020, the outstanding balance of this note is $10,000.

- **Name of Entity:** Copernicus Fund LLC
  Names of 20% owners: Christopher White
  Relationship to Company: Mamie's Advisory Board Member
  Nature / amount of interest in the transaction: As of June 1, 2017, the company entered a promissory note agreement with Copernicus Fund LLC, in the amount of $19,051.69.
  Material Terms: As of June 1, 2017, the company entered a promissory note agreement with Copernicus Fund LLC, in the amount of $19,051.69. The loan carries an interest rate of 10% and matures on 5/31/2020, but can be extended. As of today, the outstanding balance of this loan is $13,340.48. The loan is in the name of the company's CEO Kara Marie Romanik.

Valuation

Pre-Money Valuation: $6,250,010.00

Valuation Details:

Our valuation was selected based on a consideration of the following factors: our current revenues, our prior growth rates, our team, and our products. The Company set its valuation internally without a formal third party independent valuation. We are using a multiple of current revenue (over $1mm in 2019) and a reasonable balance of the best and worst-case scenarios for 2020 and beyond.

Our revenues over the past few years have grown year over year from $68K revenue in 2017, to $500k in 2018 and over $1mm in 2019. We were able to focus on the retail arm of our organization after honing the e-commerce arm of the business, as noted below. As such, we moved into about 800 stores, nationally in Q4 '19 and are in line to expand into further retailers in 2020. We will also continue our QVC sales platform which was about 90% of our revenue in 2018/2019.

Our team has invaluable experience. We have as a team very much honed our capacity in e-commerce and have solidly partnerships with two fulfillment partners that makes onboarding new ecommerce partners seamless.

Our six current SKUs (flavors) have become the bedrock of our company. We see enormous growth potential in new fruit flavors. Once we've established a strong foothold in the various national, regional and local grocers, we plan on adding not simply new savory flavors, but going after more food service channels as well (cruises, ballparks, amusement parks, restaurants etc.)

Use of Proceeds

If we raise the Target Offering Amount of $10,000.00 we plan to use these proceeds as follows:

- *StartEngine Platform Fees*
  3.5%

- *Marketing*
  40.0%
  To build brand and product business to drive all aspects of our growth, ecommerce, retail, food service and more.

- *Working Capital*
  10.5%
  We have an outside salesforce to whom we pay a set monthly fee.

- *Research & Development*
  6.0%
  We will continue to add products to our line which involves various expenses for time, materials, and development.

- *Company Employment*
  15.0%
  We have an outside salesforce to whom we pay a set monthly fee

- *Inventory*
  15.0%
  We must always have about a one month supply of product on hand, pad for, and shipped to our storage. We will use proceeds to fund that inventory investment.

- *Operations*
  10.0%
  Overhead for product transportation nationwide as well as our growing outsourced team including CFO operation, marketing.

If we raise the over allotment amount of $1,070,000.00, we plan to use these proceeds as follows:

- *StartEngine Platform Fees*
  3.5%

- *Marketing*
  40.0%
  To build brand and product business to drive all aspects of our growth, ecommerce, retail, food service and more

- *Working Capital*
  28.0%
  Fund in this category will be used to support our day to day A/P and A/R as cashflow requires.

- *Operations*
  22.0%
  The underlying aspects supporting our sales include shipping of pies both directly to consumers and retailers. Those costs as well as software, service agreements and other standard business tolls will need to be funded.

- *Inventory*
  6.5%
  We will need to keep approximately one to two months of inventory on hand at all times. As our sales grow, the amount of inventory we need will as well.

The Company may change the intended use of proceeds if our officers believe it is in the best interests of the company.

Regulatory Information

Disqualification

No disqualifying event has been recorded in respect to the company or its officers or directors.

Compliance Failure

The company has not previously failed to comply with the requirements of Regulation Crowdfunding.

Ongoing Reporting

The Company will file a report electronically with the SEC annually and post the report on its website no later than April 30 (120 days after Fiscal Year End). Once posted, the annual report may be found on the Company's website at www.mamiespies.com (www.mamiespies.com/AboutUs).

The Company must continue to comply with the ongoing reporting requirements until:

(1) it is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

(2) it has filed at least one (1) annual report pursuant to Regulation Crowdfunding and has fewer than three hundred (300) holders of record and has total assets that do not exceed $10,000,000;

(3) it has filed at least three (3) annual reports pursuant to Regulation Crowdfunding;

(4) it or another party repurchases all of the securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

(5) it liquidates or dissolves its business in accordance with state law.

Updates

Updates on the status of this Offering may be found at:
www.startengine.com/mamiespies

Investing Process

See Exhibit E to the Offering Statement of which this Offering Memorandum forms a part.

EXHIBIT B TO FORM C

FINANCIAL STATEMENTS AND INDEPENDENT ACCOUNTANT'S REVIEW FOR Mamie's Pies, Inc.

[See attached]

MAMIE'S PIE, LLC

FINANCIAL STATEMENTS
YEAR ENDED DECEMBER 31, 2019 AND 2018
(Unaudited)

(Expressed in United States Dollars)

INDEX TO FINANCIAL STATEMENTS

(UNAUDITED)

	Page
INDEPENDENT ACCOUNTANT'S REVIEW REPORT	1
FINANCIAL STATEMENTS:	
Balance Sheet	2
Statement of Operations	3
Statement of Changes in Members' Equity	4
Statement of Cash Flows	5
Notes to Financial Statements	6

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To the Board of Directors of
Mamie's Pie, LLC
San Rafael, California

We have reviewed the accompanying financial statements of Mamie's Pie, LLC (the "Company,"), which comprise the balance sheet as of December 31, 2019 and December 31, 2018, and the related statement of operations, statement of members' equity (deficit), and cash flows for the year ending December 31, 2019 and December 31, 2018, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in conformity with accounting principles generally accepted in the United States of America.

Going Concern

As discussed in Note 11, certain conditions indicate that the Company may be unable to continue as a going concern. The accompanying financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern.

SetApart FS

May 18, 2020
Los Angeles, California

MAMIE'S PIE, LLC.
BALANCE SHEET
(UNAUDITED)

As of December 31,		**2019**		**2018**
(USD $ in Dollars)				
ASSETS				
Current Assets:				
Cash & cash equivalents	$	6,971	$	20,168
Accounts receivable—net		22,083		248,881
Inventories		168,931		31,241
Prepaids and other current assets		37,846		2,200
Total current assets		**235,830**		**302,490**
Property and equipment, net		19,347		24,289
Other Assets		-		650
Total assets	**$**	**255,177**	**$**	**327,430**
LIABILITIES AND MEMBERS' EQUITY				
Current Liabilities:				
Accounts payable	$	288,622	$	17,102
Credit Card		61,580		12,053
Line of Credit		99,019		99,747
Short - term loan		26,344		51,344
Total current liabilities		**475,565**		**180,244**
Convertible Note		10,000		10,000
Loan Payable		250,254		224,810
Total liabilities		**735,819**		**415,055**
MEMBERS' EQUITY				
Members Equity		485,581		251,087
Retained earnings/(Accumulated Deficit)		(966,223)		(338,712)
Total members' equity		**(480,642)**		**(87,625)**
Total liabilities and stockholders' equity	**$**	**255,177**	**$**	**327,430**

See accompanying notes to financial statements.

MAMIE'S PIE, LLC.
STATEMENTS OF OPERATIONS
(UNAUDITED)

For Fiscal Year Ended December 31,		2019		2018
(USD $ in Dollars)				
Net revenue	$	1,039,537	$	549,924
Cost of goods sold		815,257		258,518
Gross profit		224,280		291,405
Operating expenses				
General and administrative		111,497		79,474
Research and development		-		-
Sales and marketing		706,228		257,105
Total operating expenses		817,726		336,579
Operating income/(loss)		(593,446)		(45,174)
Interest expense		34,065		798
Other Loss/(Income)		(0)		(0)
Income/(Loss) before provision for income taxes		(627,511)		(45,972)
Provision/(Benefit) for income taxes		-		-
Net income/(Net Loss)	$	(627,511)	$	(45,972)

See accompanying notes to financial statements.

For Fiscal Year Ended December 31, 2019 and 2018

(in thousands, $US)	Members' Equity		Accumulated Deficit		Total Members' Equity	
Balance—December 31, 2017	$	**313,014**	$	**(292,740)**	$	**20,274**
Distribution		(67,927)		-		(67,927)
Contribution		6,000		-		6,000
Net income/(loss)		-		(45,972)		(45,972)
Balance—December 31, 2018	$	**251,087**	$	**(338,712)**		**(87,625)**
Distribution		(71,287)		-		(71,287)
Contribution		305,781		-		305,781
Net income/(loss)		-		(627,511)		(627,511)
Balance—December 31, 2019	$	**485,581**	$	**(966,223)**	$	**(480,642)**

See accompanying notes to financial statements.

MAMIE'S PIE, LLC.
STATEMENTS OF CASH FLOWS
(UNAUDITED)

For Fiscal Year Ended December 31,	2019	2018
(USD $ in Dollars)		
CASH FLOW FROM OPERATING ACTIVITIES		
Net income/(loss)	$ (627,511)	$ (45,972)
Adjustments to reconcile net income to net cash provided/(used) by operating activities:		
Depreciation of property	10,010	9,010
Amortization of intangibles	-	-
Changes in operating assets and liabilities:		
Accounts receivable	226,798	(194,758)
Inventory	(137,689)	(8,308)
Prepaid expenses and other current assets	(35,646)	-
Other Assets	650	-
Accounts payable and accrued expenses	271,521	17,102
Credit Cards	49,527	12,047
Net cash provided/(used) by operating activities	**(242,340)**	**(210,880)**
CASH FLOW FROM INVESTING ACTIVITIES		
Purchases of property and equipment	(5,067)	-
Sales of property and equipment	-	-
Net cash provided/(used) in investing activities	**(5,067)**	**-**
CASH FLOW FROM FINANCING ACTIVITIES		
Line of Credit	(727)	99,747
Short - term loan	(25,000)	25,000
Loan Payable	25,443	146,282
Convertible Note	-	10,000
Contribution	305,781	6,000
Distribution	(71,287)	(67,927)
Net cash provided/(used) by financing activities	**234,210**	**219,101**
Change in cash	(13,198)	8,222
Cash—beginning of year	20,168	11,946
Cash—end of year	**$ 6,971**	**$ 20,168**
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION		
Cash paid during the year for interest	$ -	$ -
Cash paid during the year for income taxes	$ -	$ -
OTHER NONCASH INVESTING AND FINANCING ACTIVITIES AND SUPPLEMENTAL DISCLOSURES		
Purchase of property and equipment not yet paid for	$ -	$ -
Conversion of debt into equity	$ -	$ -

See accompanying notes to financial statements.

MAMIE'S PIE, LLC.
NOTES TO FINANCIAL STATEMENTS
FOR YEAR ENDED TO DECEMBER 31, 2019 AND DECEMBER 31, 2018

All amounts in these Notes are expressed in thousands of United States dollars ("$" or "US$"), unless otherwise indicated.

1. SUMMARY

Mamie's Pie, LLC. was formed on April 29, 2016 in the state of California. The financial statements of Mamie's Pie, LLC., (which may be referred to as the "Company", "we", "us", or "our") are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The Company's headquarters are located in the San Rafael, California.

Mamie's New England pies and pocket pies use all natural ingredients and no preservatives. Mamie's pocket pies are frozen, unbaked and go freezer to oven, air fry or deep fry. Mamie's flavors include the sweet and tart McIntosh apple, Wild Maine blueberry, tart Michigan Cherry, sweet strawberry and New England pumpkin with molasses and brown sugar. Each pocket pie is surrounded by Mamie's signature flaky crust that compliments the fruit forward fillings.

Mamie's Pies are available in retail 10 ct case, Food Service 28ct and ecommerce 12 packs.

2. SIGNIFICANT ACCOUNTING POLICIES

Use of Estimates

The preparation of financial statements in conformity with United States GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include all cash in banks. The Company's cash are deposited in demand accounts at financial institutions that management believes are creditworthy.

Accounts Receivable

Accounts receivable are recorded at net realizable value or the amount that the Company expects to collect on gross customer trade receivables. We estimate losses on receivables based on known troubled accounts and historical experience of losses incurred. Receivables are considered impaired and written-off when it is probable that all contractual payments due will not be collected in accordance with the terms of the agreement. As of December 31, 2019, and December 31, 2018, the Company determined that no reserve was necessary.

Inventories

Inventories are valued at the lower of cost and net realizable value. Costs related to raw materials and finished goods are determined on the first-in, and first-out method (FIFO).

Property and Equipment

Property and equipment are stated at cost. Normal repairs and maintenance costs are charged to earnings as incurred and additions and major improvements are capitalized. The cost of assets retired or otherwise disposed of and the related depreciation are eliminated from the accounts in the period of disposal and the resulting gain or loss is credited or charged to earnings.

Depreciation is computed over the estimated useful lives of the related asset type or term of the operating lease using the straight-line method for financial statement purposes. The estimated service lives for property and equipment is as follows:

Category	Useful Life
Machinery & Equipment	3-5 years
Computer Equipment	3 years
Pocket Pie Molds	3 years
Small Kitchen Equipment	3 years

Impairment of Long-lived Assets

Long-lived assets, such as property and equipment and identifiable intangibles with finite useful lives, are periodically evaluated for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. We look for indicators of a trigger event for asset impairment and pay special attention to any adverse change in the extent or manner in which the asset is being used or in its physical condition. Assets are grouped and evaluated for impairment at the lowest level of which there are identifiable cash flows, which is generally at a location level. Assets are reviewed using factors including, but not limited to, our future operating plans and projected cash flows. The determination of whether impairment has occurred is based on an estimate of undiscounted future cash flows directly related to the assets, compared to the carrying value of the assets. If the sum of the undiscounted future cash flows of the assets does not exceed the carrying value of the assets, full or partial impairment may exist. If the asset carrying amount exceeds its fair value, an impairment charge is recognized in the amount by which the carrying amount exceeds the fair value of the asset. Fair value is determined using an income approach, which requires discounting the estimated future cash flows associated with the asset.

Income Taxes

The Company is taxed as a Limited Liability Company (LLC). Under these provisions, the Company does not pay federal corporate income taxes on its taxable income. Instead, the shareholders are liable for individual federal and state income taxes on their respective shares of the Company's taxable income. The Company will pay state income taxes at reduced rates. The Company has filed all its tax returns from inception through December 31, 2019, and is not yet subject to tax examination by the Internal Revenue Service or state regulatory agencies.

Revenue Recognition

The Company will recognize revenues from the sale of its pies and pocket pies when (a) persuasive evidence that an agreement exists; (b) the service has been performed; (c) the prices are fixed and determinable and not subject to refund or adjustment; and (d) collection of the amounts due is reasonably assured.

Fair Value of Financial Instruments

The carrying value of the Company's financial instruments included in current assets and current liabilities (such as cash and cash equivalents, restricted cash and cash equivalents, accounts receivable, accounts payable and accrued expenses approximate fair value due to the short-term nature of such instruments.

The inputs used to measure fair value are based on a hierarchy that prioritizes observable and unobservable inputs used in valuation techniques. These levels, in order of highest to lowest priority, are described below:

Level 1—Quoted prices (unadjusted) in active markets that are accessible at the measurement date for identical assets or liabilities.

Level 2—Observable prices that are based on inputs not quoted on active markets but corroborated by market data.

Level 3—Unobservable inputs reflecting the Company's assumptions, consistent with reasonably available assumptions made by other market participants. These valuations require significant judgment.

Subsequent Events

The Company considers events or transactions that occur after the balance sheets date, but prior to the issuance of the financial statements to provide additional evidence relative to certain estimates or to identify matters that require additional disclosure. Subsequent events have been evaluated through May 18, 2020, which is the date the financial statements were issued.

Recently Issued and Adopted Accounting Pronouncements

In February 2019, FASB issued ASU No. 2019-02, Leases, that requires organizations that lease assets, referred to as "lessees", to recognize on the balance sheet the assets and liabilities for the rights and obligations created by those leases with lease terms of more than 12 months. ASU 2019-02 will also require disclosures to help investors and other financial statement users better understand the amount, timing, and uncertainty of cash flows arising from leases and will include qualitative and quantitative requirements. The new standard for nonpublic entities will be effective for fiscal years beginning after December 15, 2019, and interim periods within fiscal years beginning after December 15, 2020, and early application is permitted. We are currently evaluating the effect that the updated standard will have on the financial statements and related disclosures.

In June 2019, FASB amended ASU No. 2019-07, Compensation – Stock Compensation, to expand the scope of Topic 718, Compensation – Stock Compensation, to include share-based payment transactions for acquiring goods and services from nonemployees. The new standard for nonpublic entities will be effective for fiscal years beginning after December 15, 2019, and interim periods within fiscal years beginning after December 15, 2020, and early application is permitted. We are currently evaluating the effect that the updated standard will have on the financial statements and related disclosures.

In August 2019, amendments to existing accounting guidance were issued through Accounting Standards Update 2019-15 to clarify the accounting for implementation costs for cloud computing arrangements. The amendments specify that existing guidance for capitalizing implementation costs incurred to develop or obtain internal-use software also applies to implementation costs incurred in a hosting arrangement that is a service contract. The guidance is effective for fiscal years beginning after December 15, 2020, and interim periods within fiscal years beginning after December 15, 2021, and early application is permitted. We are currently evaluating the effect that the updated standard will have on the financial statements and related disclosures.

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date, including those above, that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact our financial statements.

3.   INVENTORY

Inventory was comprised of the following items:

As of Year Ended December 31,	2019	2018
Finished Goods	$ 168,931	$ 31,241
Total Inventories	**$ 168,931**	**$ 31,241**

4.   DETAILS OF CERTAIN ASSETS AND LIABILITIES

Accounts receivable consists primarily of trade receivables. Accounts payable consist primarily of trade payables. Prepaids and other current assets, other current liabilities, and other long-term liabilities consist of the following items:

As of Year Ended December 31,	2019	2018
Prepaid Expenses and Other Current Assets consist of:		
Due from Coral Capital (Reserve)	$ 13,073	$ -
Product Packaging	24,773	-
Prepaid Expenses	-	2,200
Total Prepaids Expenses and Other Current Assets	**$ 37,846**	**$ 2,200**

As of Year Ended December 31,	2019	2018
Other Assets consist of:		
Security Deposits	$ -	$ 650
Total Other Assets	**$ -**	**$ 650**

5. PROPERTY AND EQUIPMENT

As of December 31, 2019, property and equipment consists of:

As of Year Ended December 31,		2019		2018
Computer Equipment	$	5,067	$	-
Machinery & Equipment		9,003		9,003
Pocket Pie Molds		33,185		33,185
Small Kitchen Equipment		2,161		2,161
Property and Equipment, at Cost		**49,416**		**44,348**
Accumulated depreciation		(30,069)		(20,059)
Property and Equipment, Net	$	**19,347**	$	**24,289**

Depreciation expense for property and equipment for the fiscal year ended December 31, 2019 and December 31, 2018 totaled $10,010 and $9,010 respectively.

6. DEBT

Line of Credit

On October 3, 2019 the company entered into Credit line agreement with Redwood Credit Union, LLC in the amount of $100,000 for financing of business purposes. The line of credit has an interest rate of 3%. As of December 31, 2019, and 2018, the outstanding balances of this line of credit were $99,019 and $99,747 respectively. The balances were classified as current.

Peter Scherr's Loans

From year to year, the company has received several advances/loans from Peter's Scherr, a member and a company's officer. No interest rate or maturity has been set for these loans. As of December 31, 2019, and 2018, the outstanding balances of this loan were $236,180 and $222,096 respectively. The balances were classified as non-current.

William Burry loan

In 2016, the company received a balloon loan in the amount of $25,000 from William Burry. The loan has no interest rate and no due date and will be repaying when the company is able to pay. As of December 31, 2019, and 2018, the outstanding balances of this loan were $25,000 and $25,000 respectively. The balances were classified as current.

Promissory Notes

On June 14, 2018, the company entered a loan agreement with Stephanie Cooper Sherr, a related party in the amount of $10,000. The loan carries an interest rate of 2% and matures on June 14, 2029. As of December 31, 2019, and 2018, the outstanding balances of this note were $10,000 and $10,000 respectively. The balances were classified as non-current

Copernicus Loan

On June 1, 2019, the company receives an additional loan from Copernicus Fund LLC in the amount of $16,992.58. The loan has an interest rate of 10% and matures on May 31, 2022. As of December 31, 2019, the outstanding balance of this loan was $14,073. The balances were classified as non-current.

7. RELATED PARTY

Peter Scherr's Loans

From year to year, the company has received several advances/loans from Peter's Scherr, a member and a company's officer. No interest rate or maturity has been set for these loans. As of December 31, 2019, and 2017, the outstanding balances of this loan were $236,180 and $222,096 respectively.

Promissory Notes

On June 14, 2018, the company entered a loan agreement with Stephanie Cooper Sherr, a related party in the amount of $10,000. The loan carries an interest rate of 2% and matures on June 14, 2029. As of December 31, 2019, and 2018, the outstanding balances of this note were $10,000 and $10,000 respectively.

Copernicus Loan

On June 1, 2019, the company receives an additional loan from Copernicus Fund LLC in the amount of $16,992.58. The loan has an interest rate of 10% and matures on May 31, 2022. As of December 31, 2019, the outstanding balance of this loan was $14,073.

8. COMMITMENTS AND CONTINGENCIES

Operating Leases

Rent expense for the fiscal years 2019 and 2018 was $2,004 and $0, respectively. The Company pays rent month to month.

Contingencies

The Company's operations are subject to a variety of local and state regulation. Failure to comply with one or more of those regulations could result in fines, restrictions on its operations, or losses of permits that could result in the Company ceasing operations.

Litigation and Claims

From time to time, the Company may be involved in litigation relating to claims arising out of operations in the normal course of business. As of December 31, 2019, there were no pending or threatened lawsuits that could reasonably be expected to have a material effect on the results of the Company's operations.

9. MEMBERS' EQUITY

LLC Units
The current ownership percentages of the members are as follows:

Member's Name	Ownership
Kara Romanik	61%
5Lights LLC	1%
Passalacqua Gobos Irrevocable Trust	4%
Frank Vargas	1%
Gio	5%
Peter Scherr	20%
Kareem Martin	3%
Connelly Scherr	1%
Paul Levitan	0%
David Hirschkop	0%
Wiliam Feast	0%
Christopher White	0%
H. Fairfax Ayres	0%
Lisa Regan	0%
LKT Assoc.	1%
Total	**100%**

10. SUBSEQUENT EVENTS

The Company has evaluated subsequent events through May 18, 2020, the date the financial statements were available to be issued.

On February 05, 2020, the company has issued 1,250 shares of common stock in the amount of $50,000.

On February 10, 2020 the Company converted from LLC to a C Corporation, Mamie's Pie, Inc in the state of California.

On February 28, 2020 the Company started with undertaking of crowd funding campaign.

On April 29, 2020, the company receives an additional loan from Peter Scherr in the amount of $28,000.

11. GOING CONCERN

The accompanying financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The Company incurred losses from operations and has accumulated deficit of $966,223 as of December 31, 2019.

The Company's ability to continue as a going concern in the next twelve months following the date the financial statements were available to be issued is dependent upon its ability to produce revenues and/or obtain financing sufficient to meet current and future obligations and deploy such to produce profitable operating results.

Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs. During the next twelve months, the Company intends to fund its operations through debt and/or equity financing.

There are no assurances that management will be able to raise capital on terms acceptable to the Company. If it is unable to obtain sufficient amounts of additional capital, it may be required to reduce the scope of its planned development, which could harm its business, financial condition, and operating results. The accompanying financial statements do not include any adjustments that might result from these uncertainties.

EXHIBIT C TO FORM C

PROFILE SCREENSHOTS

[See attached]


Mamie's Pies, Inc.

The frozen little pocket pie with the BIG taste!



Oversubscribed



certified **WBENC**
WOMEN'S BUSINESS ENTERPRISE

◎ Website   📍 San Rafael, CA   **FOOD & BEVERAGE**

$0.00 raised ⓘ

238 Investors	**42** Days Left
$5.00 Price per Share	**$6.25M** Valuation
Equity Offering Type	**$225.00** Min. Investment

INVEST NOW

⭐ This Offering is eligible for the StartEngine Owner's 10% Bonus

This Reg CF offering is made available through StartEngine Capital, LLC.

After making her family's signature pies for her daughter's school fundraiser, Mamie's Pies Founder Kara Romanik found herself overrun with orders from delighted customers. Kara quickly took this seasonal business selling 9 inch pies, and turned it into year round happiness. Enter the creation of Mamie's single-serving, uniquely shaped, handheld pocket pies.

Overview   Team   Terms   Updates ^15   Comments   🤍 Follow

Reasons to Invest

- A seasonal indulgence is now a year-round, single-serving of happiness— Freezer to oven, it's as easy as pie

- Touted as the most innovative product in the frozen dessert category and one of Oprah's favorites, we surpassed $1M in revenue through e-commerce alone last year

- Proudly owned and operated by women certified by WBENC (Women's Business Enterprise)

Bonus Rewards

Get rewarded for investing more into Mamie's Pies, Inc.

$225+
Investment

StartEngine Owner's Bonus

This offering is eligible for the StartEngine Owner's 10% Bonus program. For details on this program please see the Offering Summary

"We didn't invent pie, we reimagined it!"



Happiness...
in the palm of your hand
Mamie's Pies
Peach Pocket Pie
Apple Pocket Pie
Cherry Pocket Pie

THE PROBLEM

Pies should be enjoyed year round, not just at the holidays!

Mamie's crucial inflection point was when loyal customers of our 9-inch pies started asking for something they could enjoy even after the holidays. "We love your pies and they were absolutely delicious, but it's just me and my husband at home. Can you make something smaller?"

As more and more customers requested a smaller size, Kara realized there was an opportunity in the market. Despite pie's status as a beloved dessert staple, it's been relegated to a seasonal indulgence thanks to its large portion sizes.

section below.

$500+
Investment
Free pies + 15% off for life
Invest $500+ and receive a 12 pack Mamies Pies + 15% lifetime discou

$1,000+
Investment
Free pies + 20% off for life
Invest $1,000+ and receive a 12 pa Mamies Pies + 20% lifetime discou

$1,500+
Investment
Free pies + 25% off for life
Invest $1,500+ and receive a 12 pa Mamies Pies + 25% lifetime discou

$3,000+
Investment
Yearly pie subscription + founder phone call
Invest $3,000+ and receive a 12 pa Mamies Pies, a call with our found 25% lifetime discount, and our twi year pie subscription.

$10,000+
Investment
Founder dinner + 5% bonus shares
Invest $10,000+ and receive a priva dinner with our founder. Kara will come to you and bake you pies. In 5% bonus shares, a 12 pack of Ma





Pies, 25% lifetime discount, and ou
times per year pie subscription.

$20,000+

Investment

Founder dinner + 10% bonus shares

Invest $20,000+ receive a private d
with our founder. Kara will come t
and bake you pies. Includes 10% b
shares, a 12 pack of Mamies Pies, 2
lifetime discount, and our four x p
pie subscription. Founder dinner r
be in USA.

THE SOLUTION

Freezer to oven, air fry or deep fry— Mamie's single serving pocket pies are the answer

Available in 6 all natural fruit forward flavors, Mamie's pocket pies are frozen and unbaked using all natural ingredients. We flash freeze our pies which retains all of the authenticity of our homemade flavor and texture throughout the 1 year freezer life. Then we individually package each pocket pie so you can bake one for yourself or feed your whole family!

Available in 6 fruit fillings
Apple
Blueberry
Cherry
Peach
Strawberry
Pumpkin























Demand for healthy, premium frozen desserts is skyrocketing

In 2018 the frozen dessert market was valued at $93.7B.

Now more than ever, consumers are increasingly aware and cautious of what they are putting into their bodies. This means that the old class of preservative-filled pies just won't cut it. Mamie's is capitalizing on evolving consumer tastes, as well as a rising frozen dessert industry, to build a strong ingredient-conscious brand.



In 2018 the frozen dessert market was valued at

USD 93.7 Billion



Global frozen desserts market share, by product, 2018 (%)

- Confectionaire & Candies
- Ice Cream
- Frozen Yogurts
- Others

Source:
www.grandviewresearch.com

US frozen desserts market size, by distribution channel, 2015–2025 (USD Billion)


Supermarket/Hypermarket
Convenience Store
Cafe & Bakery Shops
Online
Others
Source: www.grandviewresearch.com

OUR TRACTION

Our revenue increased over 1250% from 2017 to 2019

Since landing on Oprah's 'O List' in August of 2017, our business has taken off. Since then we've appeared on QVC 46 times, partnered with big names like Macy's and Amazon, and sold over one million pocket pies.

Our revenue increased from $80K in 2017 to $1.1M in 2019, and we hope to have our biggest year to date in 2020.


$1.5M
$1M
$500K
$100K
$10K
$80K
$1.1M
2017
2018
2019
Named Oprah's favorite
Appeared 46 times on QVC
1M
Sold over 1M pocket pies

WHAT WE DO

We make pies that bring back memories

Grandma knew what she was doing, so we keep our ingredients simple and classic too. All we did was change the shape. Now you can enjoy those sweet memories at any time of the year. Our fruit-forward fillings include; Wild Maine

blueberries, McIntosh apples, sweet strawberries, tart Michigan cherries, perfect peaches, and pumpkin pie whipped to perfection, all surrounded by Mamie's 4 ingredient signature flaky crust.

We believe in transparency in everything we do. From the packaging to the ingredients, what you see is what you get.
From classic ingredients, no preservatives, and flash freezing, there's nobody that does it like Mamie's. The best part is, you can bake, air fry, or deep fry, and the memories are just minutes away.



OUR REVIEWS

Our fans are nationwide!







StartEngine
Mamie's Pies - Customer from NY

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Mamie's Pies - Customer from TX

SOUNDCLOUD
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★★★★★

Lisa G.
Georgia

DELISH and impressive for guests

"Great gifts and bake one at a time on demand. Since it is unbaked, the smell and freshness is homemade I love baking several flavors at a time and slice in half to enjoy with guests! I sent this gifts for the holidays and it was a huge hit!"



★★★★★

Patti C.
California

These Are Incredible!

"I just ordered for the 3rd time. They are the perfect size and you cook one fresh when you want. The crust is delicious! These are a family favorite and I will order again!"



★★★★★

Linda R.
Missouri

Delicious!

"Bought these for my very senior mother that lives alone. She loves them and when I visit we pop 2 of them in the oven and enjoy them together. I do a powdered sugar glaze on top to give them that extra sweet flavor but I also like them without. The crust is so flaky and the fruit tastes real, not laden with too much sugar. I can't even pick a favorite fruit flavor because they are all delicious. Will buy again."



★★★★★

Reid R.
Wyoming

Mamie, Mamie, Mamie!! Your Pocket Pies Are Great!

"I just received my order yesterday and I tasted the blueberry filled pie just now; Oh, Mamie! Your pies are Great, Wonderful - both the filling and the crust!!! My freezer will always be filled with Mamie's Fruit Filled Pocket Pies. Yummmmm!"

THE BUSINESS MODEL

E-commerce, retail grocery, and food service—the applications are endless!

In 2019, we exceeded $1M in revenue from our robust e-commerce platform which includes QVC (on air and online), our Shopify store, Amazon, and Zulily among others. QVC is perfectly suited for Mamie's as it allows Kara to speak directly to customers, telling her story and puts Mamie's Pies in front of 110 million consumers.

We launched into grocery retail in the 4th quarter of 2019, and we are already selling in over 800 stores nationwide. Mamie's is set up for success in the freezer aisle because we understand the fast-paced lifestyle of today's consumer and the need for single serving convenience WITHOUT sacrificing quality.





$1M
In e-commerce revenue

2,000
Recurring customers

Mamie's Pies now has 2,000 customers who love the taste and convenience of our pies so much, that they are set up on auto delivery to receive a 12 pack of Mamie's every 90 days.

































*These logos reflect our partners, retailers, and e-commerce platforms. Retailers are subject to







These logos reflect our partners, retailers, and e-commerce platforms. Retailers are subject to change at any time based on distribution agreements.

Mamie's Pies

E-Commerce
12 pack

Mamie's Pies

Retail
10 pack

HOW WE ARE DIFFERENT

Our competition isn't even in the same arena

We consider Mamie's Pies to be leading the way in innovation in a category that has been stagnant for many years. Pies on the market are relying on preservatives to create shelf-stable products that are FAR from the homemade taste we know and love. We believe the frozen pie dessert category has not adapted to the ever-changing consumer lifestyle and the need for single serving desserts that are also good for you.

In our opinion, Mamie's is the emerging brand that isn't tied to a trend or fad and fighting for recognition in an already crowded space. We're touted as the most innovative product in the frozen dessert category, filling a white space that's been vacant for years. Mamie's is leading the way in this category and proof is in the pie!

Just because today's consumer is always on-the-go, doesn't mean we have to sacrifice taste or quality, Mamie's has it all.





0:00

THE VISION

Growing our food service while continuing our rapid expansion in retail and e-commerce

Most consumer packaged goods' (CPG) go-to-market strategies, start with retail grocery. We knew the risks of attaining velocity in grocery out of the gate, so we shifted gears and went direct to consumer first. That success in e-commerce launched us into grocery with large chain velocity and national placement.

Now we look to do the same in the food service industry. From airlines, cruise lines, baseball stadiums, catering, and restaurants, Mamie's pocket pies have an application to meet every consumer and business need.

Future plans include adding a line of savory dinner pocket pies that will complement our popular desserts.



There's nothing more American than baseball & apple pie

Imagine enjoying Mamie's Apple pocket pies at the ballpark! Grab and go without the challenges and inconvenience of a plate and fork. Now it's finally possible!



This Image is computer generated and not currently available for sale at any stadiums or sporting arenas.

OUR TEAM

Our founder Kara has surrounded herself with an experienced team focused on driving revenue and building the brand

When Kara founded Mamie's as a single Mom of three, she put everything she had into the business to make sure it succeeded. She moved herself and her kids into a downsized apartment, using the proceeds from the sale of her home and the liquidation of her retirement account to fund her dream. Kara's already done the hard part — building a company from the ground up. You could say it's as easy as pie!

While building Mamie's Pies, Kara put together a team of industry professionals. Each one hand picked for their expertise in startups, frozen dessert, retail, e-commerce, and food service. Utilizing her background in finance, her natural sales ability and her success thinking outside the box, Kara continues to put Mamie's in a position for growth.









 



Kara Romanik
Owner, Founder, CEO



Peter Scherr
COO & General Counsel



Kiki Romanik
Creative Lead & Ops

WHY INVEST

Grab a piece of the pie...across the country and beyond

We are an authentic, home-grown company with a heart-warming story and an unmatched drive to succeed. We have a track record of sustained growth...and we're just getting started. We want you to join in on the Mamie's journey and help us put our pocket pies in hearts and homes across the country.



Every investment comes with Pies Perks! Take a look at our 6 tiers of investment opportunities!



In the Press



Article



Podcast

SHOW MORE

Meet Our Team





Kara Romanik
Founder/CEO

Mamie's Pies is Kara's passion project that has now turned into a large-scale operation. As a graduate of Bentley University, Kara earned her degree in Economics and Finance. After many years in the finance industry, Kara always felt like a square peg in a round hole. With her creative mind and innate business sense, she knew she was destined for something more. Now today Mamie's has sold over one million pocket pies, Kara has appeared on QVC 46 times, and the cherry on top was being named as Oprah's Favorite.

Kara's first passion project is her family. As a single mom of three, Kara's children Kiki, Cameron, and Griffin have been right by her side from the beginning. They were there through late nights cutting apples in the kitchen, traveling to tasting demos, and helping out at home when mom was on the road.

It's with the combined efforts of Kara's family and her Mamie's family, that this dream has become a reality. Kara's ultimate vision is to bring the homemade taste of New England into every home. It's as easy as pie!

Peter J. Scherr, Esq.
General Counsel and Chief Operating Officer

Peter is a graduate of Syracuse University, having earned his BA in Spanish language, Literature and Culture. After a number of years in the insurance industry, Peter returned to school, earning his Juris Doctorate at Brooklyn Law School.

After over two decades serving various clients with their legal troubles, Peter was introduced to Mamie's Pies founder Kara Romanik and decided that serving people pie could be more compelling than solving legal problems. Peter now works with Kara to make sure the pies are made, shipped, and get to the tables of Mamie's customers.

Peter has been happily married to his college sweetheart Meme for almost 30 years. They have two children Hannah and James. Peter and his family love the bay area and are involved in various philanthropic interests, love to travel, and of course, EAT PIE!

Kiki Romanik
Creative Lead

Kiki is a graduate of Assumption College, having earned her BA in Marketing with a minor in Graphic Design. She received a scholarship to play Division II volleyball at Assumption where she was the starting setter for four years and team captain for three.

Kiki has hung up her sneakers to become the creative lead in her family business. She has been working alongside her mom, Kara since Mamie's Pies was born and is now primarily focusing on creating captivating content by pushing for growth and all social media channels, elevating Mamie's Pies as a brand.

Kiki believes that first and foremost, we eat with her with our eyes, and the content she creates is the first step towards bringing happiness into the hands of customers across the country.





Maggie Valiunas

Marketing Consultant

Maggie is a graduate of Duke University and has been working in the field of Marketing and Operations since 2009.

She is the founder of MCV Consultants, a marketing and operations consultancy agency, specializing in scaling corporate B2C and B2B marketing programs, including customer acquisition and retention, lead generation and affiliate marketing.

Maggie met Kara through her daughter, Kiki, and she fell in love with Kara's energy, passion, and mission to bring homemade pocket pies into people's lives. Maggie took one bite of Kara's cherry pocket pies and has never looked back! The future is pie.



David Hirschkop

Advisor

Founder/CEO Dave's Gourmet



Paul Levitan

Advisor

Former President/CEO Galaxy Desserts



Suzanne Passaquala

Advisor

Financial Advisor/Advisory Trustee



Fax Ayres

Advisor

Entrepreneur



Frank Vargas

Advisor

Attorney



Bill Feast

Advisor

President Solet Advisors

Offering Summary

Company : Mamie's Pies, Inc.

Corporate Address : 203 Auburn Street, San Rafael, CA 94901

Offering Minimum : $10,000.00

Offering Maximum : $1,070,000.00

Minimum Investment Amount (per investor) : $225.00

Terms

Offering Type : Equity

Security Name : Common Stock

Minimum Number of Shares Offered : 2,000

Maximum Number of Shares Offered : 214,000

Price per Share : $5.00

Pre-Money Valuation : $6,250,010.00

Maximum Number of Shares Offered subject to adjustment for bonus shares. See bonus information below.

Anti Dilution

Existing shareholders in the Company currently hold contractual rights with anti-dilution protection which allow them to maintain a 5% ownership stake until certain events take place. Following the closing of this offering, these investors will be granted additional shares to maintain their 5% ownership stake, resulting in dilution to investors in this offering. Please the the Dilution section of the Offering Document for additional information.

Voting Proxy.

Each Subscriber shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

Investments Incentives & Perks*

Time-Based:

Friends and Family Early Birds

Invest within the first 48 hours and receive an additional 20% bonus shares

~~Super Early Bird Bonus~~

Super Early Bird Bonus

Invest within the first week and receive an additional 15% bonus shares

Early Bird Bonus

Invest within the first two weeks and receive an additional 10% bonus shares

Amount-Based:

$500+

Free pies + 15% off for life

Invest $500+ and receive a 12 pack of Mamies Pies + 15% lifetime discount

$1,000+

Free pies + 20% off for life

Invest $1,000+ and receive a 12 pack of Mamies Pies + 20% lifetime discount

$1,500+

Free pies + 25% off for life

Invest $1,500+ and receive a 12 pack of Mamies Pies + 25% lifetime discount

$3,000+

Yearly pie subscription + founder phone call

Invest $3,000+ and receive a 12 pack of Mamies Pies, a call with our founder, 25% lifetime discount, and our twice per year pie subscription

$10,000+

Founder dinner + 5% bonus shares

Invest $10,000+ and receive a private dinner with our founder. Kara will even come to you and bake you pies. Includes 5% bonus shares, a 12 pack of Mamies Pies, 25% lifetime discount, and our four times per year pie subscription

$20,000+

Founder dinner + 10% bonus shares

Invest $10,000+ and receive a private dinner with our founder. Kara will even come to you and bake you pies. Includes 10% bonus shares, a 12 pack of Mamies Pies, 25% lifetime discount, and our four times per year pie subscription

*Founder dinners must be based in the US and are limited to the investor and one guest.

All bonuses and perks occur after the offering is completed.

The 10% Bonus for StartEngine Shareholders

Mamie's Pies, Inc. will offer 10% additional bonus shares for all investments that are committed by investors that are eligible for the StartEngine Crowdfunding Inc. OWNer's bonus.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 100 shares of Common Stock at $5.00 per share, you will receive 110 shares of Common Stock, meaning you'll own 110 shares for $500.00. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid during the investors eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are either cancelled or fail.

Investors will only receive a single bonus, which will be the highest bonus rate they are eligible for.

Irregular Use of Proceeds

The Company might incur Irregular Use of Proceeds that may include but are not limited to the following over $10,000: Salary payments made to one's self, a friend or relative. Inter company debt or back payments.

Offering Details

Offering Details

Form C Filings

SHOW MORE

Risks

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment. In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature. These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Updates

Notice of Funds Disbursement

14 days ago

[The following is an automated notice from the StartEngine team].

Hello!

As you might know, Mamie's Pies, Inc. has exceeded its minimum funding goal. When a company reaches its minimum on StartEngine, it's about to begin withdrawing funds. If you invested in Mamie's Pies, Inc. be on the lookout for an email that describes more about the disbursement process.

This campaign will continue to accept investments until its indicated closing date.

Thanks for funding the future.

-StartEngine

SELL OUT SHOW ON QVC

14 days ago

On Wednesday night Mamie's Pies had sell out show on QVC!

In just 10 minutes we sold over 30,000 pocket pies!





Our e-commerce sales have surged 300% across all platforms during the month of April and remains very strong into the first week of May.

With fewer trips to the grocery store during the pandemic, consumers are opting for home delivery. After buying the essentials, there's a need for comfort food. What better way to satisfy that need then Mamie's pocket pies delivered right to your door. It's the ultimate feel good dessert that not only tastes homemade, but brings to mind wonderful memories of family gatherings.

At times like these we can all use a little comfort!

C-AR Filing Extension

22 days ago

Notice to our investors: We will be unable to meet our April 29, 2020, annual report filing requirements for securities sold pursuant to Regulation CF as a result of the Covid-19 pandemic and our attorneys being inundated with filing requests . As such, we intend to rely on the temporary relief being provided by the Securities and Exchange Commission. We will continue to use our best efforts to comply with our ongoing reporting obligations.

Notice of Material Change in Offering

23 days ago

[The following is an automated notice from the StartEngine team].

Hello! Recently, a change was made to the Mamie's Pies, Inc. offering. Here's an excerpt describing the specifics of the change:

Mamie's Pies provided updated financials and extended their campaign.

When live offerings undergo changes like these on StartEngine, the SEC requires that certain investments be reconfirmed. If your investment requires reconfirmation, you will be contacted by StartEngine via email with further instructions.

Pocket Pies At Your Front Door! Mamie's NEW Ad! 🥧🥧

27 days ago



Mamie's Pies | Easy as Pie!

Copy link

Mamie's Pies Featured in Proinfluence Startup Spotlight Podcast

about 1 month ago

Mamie's Pies is featured in Proinfluence Startup Spotlight episode.



Our Founder Kara Romanik is a gritty entrepreneur who reimagined the traditional pie dessert and created a convenient, single serve "pocket pie" using delicious family recipes from New England. She's created an amazing product and is someone who's easy to root for!

Blog: https://medium.com/@ProInfluenceLLC/startup-spotlight-on-mamies-pies-4ca62af9da6a?source=friends_link&sk=63cc692ec32d3887561ef5537978cdd6
Podcast: https://podcasts.adorilabs.com/s/e?eid=IejHGyC8NB6ScSsy
SlideShare Link: https://medium.com/@ProInfluenceLLC/startup-spotlight-on-mamies-pies-4ca62af9da6a

Get Free Pocket Pies– 🥧🥧🥧🥧

about 1 month ago

Get Free Pocket Pies – 🥧🥧🥧🥧

We know you'll fall in love at first bite, so before investing, we want you to try some Pocket Pies and make your decision a little sweeter!



Enjoy 2 of EACH delicious flavor: McIntosh Apple, Wild Maine Blueberry, Tart Cherry, Perfect Peach, Sweet Strawberry, and Homestyle Pumpkin!

The first 25 people to sign up will receive a FREE 12-Pack of Mamie's

Pocket Pies.

All you have to do is answer a few quick questions. If you're one of the first 25, we will notify you when your samples ships! Upon shipment, your pies will arrive frozen in two days. If you miss out on being in the first 25, we'll include you in a raffle.

https://mamiespies.com/pages/start-engine-sample-pack

 Already invested at over $500? We'll ship your free 12-pack at the end of the StartEngine campaign. If you'd like to receive your pies now, please fill out the form and let us know.

We can't wait for you to fall in love with Mamie's and get your own piece of the pie!

Mr. Wonderful, Mamie's pies and QVC

about 2 months ago

Although I've been on QVC over 50 times now, my most favorite airing has to be the day Mr Wonderful walked into the studio. He wasn't just in the studio but he was on set, and was going on air in the same show I was on!   WOW!!

Mr Wonderful sells wine on QVC but he also sells food, so it made sense he was on the Holiday Gourmet Food show that day. He was up first, did an amazing classic Kevin O'Leary 12 min sell as you would expect and then the camera was on me. I started with my trademark close up squeezing the filling out of a pocket pie, sold 250K worth of pies in 12 min and made a bee line for Mr. Wonderful's green room.

I quickly got un mic'd and knocked on his door. Hi, I'm Kara Romanik, I sell Mamie's Pies and I was just on air right after you. He replied, You don't have to tell me who you are, I just watched your sell, it was great! ....then I basically blacked out!

I can see why he's called Mr Wonderful because he truly was wonderful to me. We chatted for a bit, I told him how I've watched every Shark Tank episodes and learned a lot, we took a picture, and said our goodbyes. 3 hours later the show ended, the numbers came in, Mr Wonderful and Mamie's were at the top of the leader board.

Yeah...it was a good day!



Mamie's Accepted into Pete's Fresh Markets

about 2 months ago

We're excited to announce that Mamie's Pocket Pies will be available at Pete's Fresh Markets! Pete's has 16 locations throughout the Chicago area and will be bringing in 4 of Mamie's flavors!

We'll let you know the minute they hit the freezer shelves!

Notice of Funds Disbursement

about 2 months ago

Hello!

As you might know, Mamie's Pies, Inc. has exceeded its minimum funding goal. When a company reaches its minimum on StartEngine, it's about to begin withdrawing funds. If you invested in Mamie's Pies, Inc. be on the lookout for an email that describes more about the disbursement process.

This campaign will continue to accept investments until its indicated closing date.

Thanks for funding the future.

-StartEngine

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Miguel Costa `3 INVESTMENTS` 6 days ago
Hello,
I would like to invest but I can't for the time being.... Will you increase the maximum amount that is being raised? And increase also the time of this crowfunding?

Best regards,
Miguel Costa

> **Peter Scherr** - Mamie's Pies, Inc. 5 days ago
> Hi Miguel . Yes we're in the process of increasing our raise to 1.07M and that should happen next week. We've also extended the length of our raise to the maximum and we have 48 days left.
> Thank you for reaching out and I hope you'll be in the position to invest in the near future!
> Kara

Lucille Mosca `3 INVESTMENTS` `INVESTED` 6 days ago
Had a neighborhood pie tasting and it was a huge hit so i decided to make a 2nd investment! Cannot wait to taste more flavors. I had the 4 flavor assortment. Who does not like PIE?

> **Peter Scherr** - Mamie's Pies, Inc. 5 days ago
> Hi Lucille!
> I'm so happy you decided to invest a second time!! A neighborhood pie tasting sounds wonderful especially during the crazy time we're all living in. It's so nice to spread happiness one pocket pie at a time! Do you have a Favorite flavor???
> You're right. Everyone loves pie!!

You're right, Everyone loves pie!!
Stay safe, healthy and happy
Kara

Donna Maurer `2 INVESTMENTS` `INVESTED` 13 days ago
Thank You

Donna Maurer `2 INVESTMENTS` `INVESTED` 13 days ago
We also have Costco Sam's Club and BJ's

> **Peter Scherr** - Mamie's Pies, Inc. 13 days ago
> Great they're all on our list!
> Keep you posted!
> Kara

Donna Maurer `2 INVESTMENTS` `INVESTED` 13 days ago
The stores we have locally and Giant, Weis market and Redners

---

Donna Maurer `2 INVESTMENTS` `INVESTED` 14 days ago
Please come east I live in Wernersville Pennsylvania I have already invested with your program but I can't wait until it closes to get my pies. You need to come out way. PLEASE

> **Peter Scherr** - Mamie's Pies, Inc. 13 days ago
> Hi Donna! Thank you for investing in Mamie's!! What grocery chain do you shop at? I'll see when we may be able to get our pocket pies there! Also we'll get your pies as soon as we can!!
> Kara

Lucille Mosca `3 INVESTMENTS` `INVESTED` 15 days ago
Thanks! I will check them out soon!

Lucille Mosca `3 INVESTMENTS` `INVESTED` 15 days ago
There is a Harris Teeter in Morehead City NC and in New Bern NC. Can you check those? Thanks Kara

> **Peter Scherr** - Mamie's Pies, Inc. 15 days ago
> Yes! The store in New Bern carries Mamie's Pocket Pies!!~

(**SHOW MORE COMMENTS**)

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EXHIBIT D TO FORM C

VIDEO TRANSCRIPT

Video 1 Transcript - Appears as the thumbnail/cover video on the campaign page.

Kara Romanik:

What do you think about when I say pie? Is it the memories of your grandmother's apple pie at Thanksgiving? The aroma of apples and cinnamon filling the house? What if I told you, you don't have to wait for the holidays to bring back those memories? With over 46 QVC appearances in front of a 110 million consumers.

Speaker 2:

I've got to do the happy dance.

Kara Romanik:

Whoa.

Speaker 2:

There it is.

Kara Romanik:

Happy dance.

Speaker 2:

Come on.

Kara Romanik:

Named Oprah's favorite, featured on Good Morning America.

Speaker 3:

Oprah's favorite things, individually packaged so that when the sweet tooth comes or when the special guests come over, you're ready.

Kara Romanik:

And sold over a million units in the past 20 months, we've created happiness in the palm of your hand: Mamie's Pocket Pies. We're the frozen little pie with the big homemade taste. Now you have single serving, all natural, handheld pocket pies ready to pop in the oven and enjoy.

Kara Romanik:

You know, we didn't invent pie. We just re-imagined it. We like to keep it simple and classic. Grandma knew what she was doing. All we did was change the shape. Now you can enjoy those

sweet memories any time of year.

Kara Romanik:

It's been an amazing ride and we went direct to consumers first. We built out a robust e-commerce platform through our own Shopify store. We surpassed $1 million in revenue through e-commerce alone last year. Now Mamie's Pocket Pies are available in over 800 grocery stores nationwide, and that accelerated growth will continue throughout 2020 and beyond.

Kara Romanik:

Come down the freezer aisle. Let me show you what I'm talking about. Whatever store I'm in, whatever part of the country, I love to find my pies on the shelf. Here they are. You know, like I always say, it's as easy as pie. Mamie's is the emerging brand that isn't tied to a trend or a fad, and fighting for recognition in an already crowded space. We're touted as the most innovative product in the frozen dessert category, filling a white space that's been vacant for years. Mamie's is the only brand innovating in this category. The proof is in the pie. We're asking you to join Mamie's team and help us spread happiness one pocket pie at a time.

Video 2 Transcript - Appears below the "Reasons to Invest" Section on the campaign page.

Kara Romanik:

What would you do if your daughter came home from school and said, "Mom, we don't have enough money for the dance." Well, let me tell you the story of Mamie's Pies.

Kara Romanik:

My daughter was in high school. She came home from school one day and said, "Mom, we don't have enough money for the dance. We don't have enough money for the DJ." Immediately I thought about my mother Mamie and the wonderful pies that she used to make that I used to help her make and I thought, "Oh, don't worry Kiki. We'll just send pies into school. Have your teacher call me and she can let me know how many she needs." Kiki took the pies to school. The teacher called. She ordered 120 pies. Now, I wasn't a business. I have one oven at home, so I immediately thought, you know what? I'm not going to bake those pies, but I'll freeze them and I hung up the phone with the teacher and thought, where am I going to put 120 pies?

Kara Romanik:

I called the local grocery store and I told them what I was doing for a local high school and I asked them if they could house 120 pies without boxes, that wasn't a business. I was going to wrap them in tinfoil and put little baking instructions on them with ribbons and the owner said, "Of course we'll help." Next thing you know, 120 pies, each one in its own milk crate stacked in the back of the freezers of their stores.

Kara Romanik:

We delivered the pies to the parents and the fundraiser was a huge success. The dance went on and Mamie's Pies was born. At 50 and a single mom of three, I really had to think about what was my next act. How could I provide a financial future for my kids and I? I thought, you know

what? I know how to make pie and the fundraiser was a big hit. I'm going to jump in and that's literally what I did.

Kara Romanik:

I sold my house, I cleared out my retirement account and I started Mamie's Pies. I worked in a kitchen. All I could afford was about eight hours a week making my grandmother's nine inch pies. Got them into local grocery stores here in Northern California, about 30 or 40 of them and it was a huge hit.

Kara Romanik:

But I quickly thought, wow, this is a seasonal business and I was doing tasting demos in stores in March after big successful holiday season. I'd be at these grocery stores, tasting our New England pies and customers kept saying over and over, "Could you make something smaller?" And I first thought, wow, I don't like little pies. There's too much crust to filling. You need a fork. It's more than a serving. There's a pie tin but the more I thought about it, I figured there's got to be a way to enjoy pie year round.

Kara Romanik:

And I came, I've found these molds for Apple shapes and blueberries and pumpkins and I started to make pocket pies and I called the grocery stores that were carrying my nine inch pies and I said, "You know what, I've got something better. I've got pie that people will buy year round and they're frozen too. So, customers can enjoy them anytime." So I knew what a success it was and a hit it was here in Northern California and I decided to take a chance and follow my gut and see what the response would be on a national level.

Kara Romanik:

I decided to do the Fancy Food Show at the Moscone in San Francisco. Big international food show. Booths are costing you five, $10,000 and up and I didn't have that. So I joined a group and I literally had a four foot by two foot table. I had my pocket pies on the table, nothing was higher than 15 inches, and a sea of thousands and thousands of people. At that one show, QVC found us, Stonewall Kitchen, Williams-Sonoma and Safeway Albertson and I knew I had something special.

Kara Romanik:

So I took the next six months and I needed to find a co-packer so we could scale this business and during... But right after the show, I got a call from Oprah's team and they said, "We love these pocket pies. We've never seen anything like it. But in order for us to name you Oprah's favorite, you need to be available online." At that time we weren't. So I made a decision and this was a real inflection point in the business, a real turning point. I decided to stop making the pies locally. I put all my effort into finding a co-packer and building out an E-commerce platform.

Kara Romanik:

So for the past two years we've been selling Mamie's Pocket Pies through E-commerce. We have amazing E-commerce partners. We've got our own Shopify store, we sell with QVC and I've been on air now 46 times. We have a Zulily and Macy's and Stonewall Kitchen and we've grown this business in just 20 months. We've sold a million pocket pies. In 2019, we sold $1 million worth of pocket pies strictly through E-commerce.

Kara Romanik:

So what that told me was, guess what? I get to go back to grocery and we use the success, direct to consumer with E-commerce and we launched into grocery fourth quarter of 2019. We set 800 doors nationwide from Albertsons Safeway to HEB and Meyer and Harris Teeter and we're projected to get into another 3,000 doors for 2020.

Kara Romanik:

Third revenue channel that we're really excited about getting into is food service. Food service encompasses so many different customers; we're talking about cafes, restaurants, cruise lines, ballparks, commissaries. It really is endless and being a frozen unbagged product, we don't have to worry about shelf life and the customer on the food service end can bake them as many as they want and when they want. So they're not stuck with three day product that's good on the shelf for three days. It's frozen and unbaked.

Kara Romanik:

There's one part of a food service that we're really excited about and it's baseball and Apple pie. Now my dog's name is Fenway. I am a very big baseball fan and what's so exciting is there aren't any ballparks that sell apple pie. It's messy. You got a plate and a fork and you got to juggle that and get to your seat, so it doesn't work. But we figured that out. It's the Apple Pocket Pie. They're grab and go. They deep fry, so they can pop them in the deep fry, put them in a standup French fry container, grab and go. Nothing more natural than baseball and apple pie and we're so excited about getting into that market.

Kara Romanik:

This ride has been amazing and we would love for you to join us.

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